July 2023 Investor Presentation

Disclaimer 2 Forward-Looking Statements This presentation contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this presentation may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This presentation is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States). Market and Industry Data Unless otherwise indicated, information contained in this presentation concerning our industry and the markets in which we operate, including our general expectations, market position, market share, market opportunity and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources and management estimates, which we believe to be reliable and based on reasonable assumptions. Unless otherwise indicated, statements of market position are on the basis of total sales in the relevant geographic market or product category in 2022, based on our analysis of third-party data reported by various sources, including Euromonitor Beauty & Personal Care 2023ed, Euromonitor Tissue & Hygiene 2023ed, Euromonitor Consumer Health 2023ed, IQVIA, IRI, Morning Consult, Nicholas Hall, Nielsen and Numerator Consumer Insights. Unless otherwise indicated, we have not commissioned any of the industry publications or other reports generated by third-party providers that we refer to in this presentation. Our management estimates are derived from such third-party sources, other publicly available information, our knowledge of our industry, internal company research, surveys, information from our customers and third-party partners, trade and business organizations and other contacts in the markets in which we operate and assumptions based on this information and knowledge. Data regarding our industry and our market position and market share within our industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate market size, market position and market share within our industry. Trademarks, Trade Names and Service Marks The trademarks, trade names and service marks of the Company appearing in this presentation are, as applicable, our property, licensed to us or, prior to the completion of the Separation, the property of Johnson & Johnson. The name and mark, Johnson & Johnson, and other trademarks, trade names and service marks of Johnson & Johnson appearing in this presentation are the property of Johnson & Johnson. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the “®”, “™” or “℠” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This presentation also contains additional trademarks, trade names and service marks belonging to other parties. We do not intend our use or display of these other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, such other parties. Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures, including Cash flow, Adjusted gross profit, Adjusted EBITDA, Adjusted operating income, Adjusted net income, Organic growth, and Adjusted earnings per share. Such non-GAAP financial measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. A reconciliation of these measures to the most directly comparable GAAP measure is included in the Appendix to these slides.

Exchange Offering Summary 3 Issuer/Ticker/Exchange: Kenvue, Inc. / KVUE / NYSE Offer to Exchange Up to 1,533,830,450 shares of KVUE common stock for outstanding shares of Johnson & Johnson (JNJ) common stock Target Discount on KVUE: 7% based on the average of the VWAPs of KVUE and JNJ during the Pricing Period (subject to the Maximum Exchange Ratio) Maximum Exchange Ratio: 8.0549 shares of KVUE per share of JNJ tendered (represents a 12.0% discount to the closing price of KVUE on July 21) Minimum Condition: 30% participation in tender (460,149,135 shares of KVUE distributed) Potential JNJ Shares Repurchased: Based on the maximum ratio of 8.0549x, a minimum of 190.4mm JNJ shares (7.3% outstanding) would be repurchased in the exchange offer Pricing Period: Expected to be August 14, 15, and 16 Defined as the simple arithmetic average of the daily VWAPs of J&J and Kenvue Common Stock during the three consecutive trading days Expiration: Expected to be 12:00 midnight, New York City time, at the end of the day on August 18 Dealer Managers: Goldman Sachs | J.P. Morgan Exchange Agent: Computershare Trust Company Information Agent: Georgeson LLC

Our leaders presenting today Thibaut Mongon Chief Executive Officer and Director Tina Romani Head of Investor Relations Paul Ruh Chief Financial Officer

>$2bn FY2022 Cash Flow3 ~1.2bn People Served $15.4 bn LTM Net Sales1,4 10 Brands ~$400mm or More2 135+ Year History 3 Segments $369bn And Growing TAM2 36 #1 Regional Brand Positions >165 Countries Realize the extraordinary power of everyday care 5 1 LTM Net Sales as of Q2 2023; 2 Euromonitor and Nicholas Hall as of FY2022; 3 Cash flow defined as ‘Net cash low from operating activities less Purchases of property, plant, and equipment’. Cash flow is a non-GAAP measure. Please see the Appendix to this presentation for a reconciliation to the most directly comparable GAAP measures; 4 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management's final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

We are positioned for success

Strategic transformation to accelerate profitable growth

Johnson & Johnson CONSUMER

Pre-2019

- Long-standing roots within Johnson & Johnson but increasingly differentiated business
- Global presence and well-established brands
- Large and disparate portfolio (broad SKU lineup)
- Profitability lagging consumer peers
- Managed for free cash flow

Johnson & Johnson CONSUMER HEALTH

2019 – 2022

- Strategic transformation implemented by current leadership
- 21% SKU reduction
- Increased agility through route-to-market and portfolio optimization
- Investment in technology and digital capabilities
- ~200bps of adjusted gross profit margin expansion[1,2]

kenvue

2023 and beyond

- Standalone publicly traded company
- Focused and aligned leadership team
- Integrated end-to-end and aligned to industry dynamics
- Disciplined capital allocation strategy
- Top-line growth acceleration with marketing and innovation
- Continue to invest in R&D and digital capabilities

[1] Gross profit margin adjusted for restructuring expense and amortization of intangible assets; ~193bps of gross profit margin expansion on a GAAP-basis; from 2019-2022; [2] Adjusted gross profit is a non-GAAP measure. Please see the Appendix to this presentation for a reconciliation to the most directly comparable GAAP measures

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7 • Efficient cost base supporting gross margin expansion • Significant cash flow and disciplined financial philosophy • Healthy balance sheet management • Focused on driving long-term value creation through sustaining profitable growth • Deep connection with consumers built upon trust and human empathy • Product portfolio recommended by healthcare professionals and experts • Consumer-focused innovation backed by science • Digital-first mindset delivering better consumer health experiences • Scaled and purpose-built global supply chain • Proven leadership team with deep industry experience • World class, global portfolio built over the last 135 years • Operates in large and growing consumer health market • Poised to benefit from consumer health trends • Differentiated portfolio of iconic brands in attractive categories • Scaled and global footprint • Strong commitment to our Healthy Lives Mission Sustainable top-line growth in attractive categories Strong and improving profitability Durable cash flow generation Disciplined capital allocation Robust financial profile and disciplined financial policy Clear sources of competitive advantage World’s largest pure-play consumer health company1 Realize the extraordinary power of everyday care 1 Largest by revenue in 2022

Global leader at the intersection of healthcare and consumer goods 8 Healthcare Science-backed solutions Effective products with active ingredients Healthcare professional focus on patient needs Focus on safety and efficacy Consumer Goods Everyday needs Consumer-focused innovation Strong role of brands Widely available – broad retail penetration Consumer Health ✓ Efficacious products, backed by science ✓ Recommendations from healthcare professionals ✓ Earned place in consumer’s daily self- care routines to address health needs ✓ Iconic brands that drive long-term loyalty ✓ Differentiated go-to-market model across three segments focused on consumer health

Large, attractive and growing total addressable market

		market	CAGR 19-22
Our Consumer Health categories[1]	→	**$369bn**	**4.8%**
Self Care[2]	→	$114bn	5.1%
Skin Health and Beauty[3]	→	$217bn	4.5%
Essential Health[4]	→	$38bn	6.2%

We expect annual market growth of 3-4% globally through 2025

Supporting trends

- Increasingly empowered consumers focused on their health
- Global healthcare systems embracing proactive and preventive health and wellness
- Traditional retailers increasing focus on health and wellness

[1] Euromonitor and Nicholas Hall as of FY2022; [2] Self Care includes Analgesics, Cough & Cold, Allergy, Smoking Control, Gastrointestinals, Dermatologicals, Eye Care and Lifestyle Consumer Healthcare and excludes Vitamins, Minerals, and Supplements; [3] Skin Health and Beauty includes Conditioners and Treatments, Hair Loss Treatments, Shampoos, Medicated Shampoos, Skin Care, and Adult Sun Care; [4] Essential Health includes Baby and Child Specific Products (excluding Wipes), Mouthwash / Dental Rinses, Sanitary Protection (excluding the U.S., Canada, and China), and Wound Care

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Trusted by consumers, backed by science and recommended by healthcare professionals World class, differentiated portfolio of iconic brands 10

Longstanding engagement with healthcare professionals reinforces our consumers’ connections to our brands 11 Deep connection with consumers built on trust and human empathy Recommended by healthcare professionals and experts Dermatologists Dermatologist Recommended OTC Sunscreen and Acne Brand in the U.S. #1 Dentists Dentist Recommended Mouthwash in the U.S. #1 Doctors and Pharmacists Doctor and Pharmacist Recommended Smoking Cessation Brand in EMEA1 #1 Doctors and Nurses Doctor Recommended Adult Pain Medication in the U.S. #1 We drive trust and connections with our powerful portfolio of iconic, beloved brands 1 #1 recommended smoking cessation brand by doctors and pharmacists across EMEA from 2018 – 2022

Three balanced segments that address a broad range of consumer health need states 12 1# Facial Care Brand in the U.S. Neutrogena Sun Care Brand Globally Neutrogena Premium Hair Care Brand in the U.S. OGX 1# Pain Brand Globally Tylenol Allergy Brand Globally Zyrtec Smoking Cessation Brand Globally Nicorette 1# Mouthwash Brand Globally Listerine Adhesive Bandage Brand Globally Band-Aid Baby Toiletries Brand Globally Johnson’s Strong portfolio with 36 #1 regional brand positions across all segments Dabao 1 LTM Net Sales as of Q2 2023; 2 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management's final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results. Self Care $6.4bn of Net Sales1,2 41% Skin Health and Beauty $4.5bn of Net Sales1,2 29% Essential Health $4.6bn of Net Sales1,2 30%

Scaled and global footprint providing diversification and balance 13 1 LTM Net Sales as of Q2 2023; 2 Leadership positions are as of 2022; 3 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management's final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results. • Global brands complemented by strong regional brands tailored to local preferences • Route-to-market with local sales agility • Direct distribution in 50+ markets, reaching more than 165 countries Key highlights North America Latin America #1 leadership positions2 of net sales1,350% #1 leadership positions2 of net sales1,3 EMEA % of net sales1,321% #1 leadership positions2 7 13 10 #1 leadership positions2 6 8% of net sales1,3 APAC 21%

Experienced and proven management team 14 Luani Alvarado Chief People Officer Jan Meurer Chief Growth Officer Ellesha Kirby Global Head, Skin Health & Beauty and Design Manoj Raghunandanan Global Head, Self Care and Consumer Experience Katie Decker Global Head, Essential Health and Customer Engagement Meri Stevens Chief Operations Officer Thibaut Mongon Chief Executive Officer Natasha Zuyev Chief Quality Officer Bernardo Tavares Chief Technology & Data Officer Caroline Tillett, Ph.D. Chief Scientific Officer Paul Ruh Chief Financial Officer Matt Orlando General Counsel Donna Lorenson Chief Corporate Affairs Officer Kathy Widmer Group President, North America and Latin America Carlton Lawson Group President, Europe, Middle East and Africa Rosana Padilla President, Latin America Ellie Bing Xie Group President, Asia Pacific 9 nationalities Over 58% women Average 18 years consumer goods and healthcare experience Collectively led strategic transformation since taking the helm in 2019

Multiple avenues to drive continued long-term growth 15 Grow brand relevance and salience Increase product availability through omnichannel strategy Deliver consistent cadence of consumer-centric innovation Expand into new product adjacencies and geographic markets Continually evaluate acquisitions that enhance our core product portfolio and capabilities Growth from the core Expansion and acquisition opportunities Select brands

Financial Update 16

Track record of delivering results

Net sales ($bn)


Organic CAGR[1,3]
3.4%
Reported net sales CAGR of 1.4%, including FX and M&A impact
$14.3
$14.5
$15.1
$15.0
$15.4
2019
2020
2021
2022
LTM[4,6]
YoY Organic Growth[1,3]
2.9%
3.5%
3.8%
9.4%[5,6]
YTD YoY

Adjusted EBITDA ($bn)[2,3]


% Margin
21.6%
26.1%
25.3%
24.1%
23.6%
$3.1
$3.8
$3.8
$3.6
$3.6
2019
2020
2021
2022
LTM[4,6]

[1] Organic growth excludes the impact of changes in foreign currency exchange rates and the impact of acquisitions and divestitures; [2] 2019-LTM as of Q2 2023 adjusted to exclude other non-recurring items, including talc legal settlement and defense costs, restructuring expense, impairment of intangible assets, unrealized loss (gain) on securities, separation-related costs, VAT legal resolution, gains on divestments, and gain on previously held equity investment in Dr. Ci:Labo; [3] Organic Growth and Adjusted EBITDA are non-GAAP measures. Please see the Appendix to this presentation for a reconciliation to the most directly comparable GAAP measures. [4] 2023-LTM Net Sales and Adjusted EBITDA are as of Q2 2023. [5] 2023-YTD Organic growth is as of Q2 2023 vs. same period in the prior year; [6] We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management's final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

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Historical segment performance



Net sales ($bn)
2019
2021
2022
LTM3,5
Self Care
$4.8
$5.6
$6.0
$6.4
14.8%
YTD YoY Organic growth4
Adj. Operating Margin1,2
31.1%
34.6%
34.6%
35.2%
Skin Health and Beauty
$4.6
$4.5
$4.4
$4.5
8.0%
YTD YoY Organic growth4
Adj. Operating Margin1,2
20.7%
19.3%
16.3%
15.4%
Essential Health
$4.9
$4.9
$4.6
$4.6
3.9%
YTD YoY Organic growth4
Adj. Operating Margin1,2
21.5%
25.1%
24.3%
22.2%

[1] Operating income is adjusted to include the impact of changes in allocation. In Q4 2022, Kenvue updated its methodology of allocation for certain selling expenses to align with segment financial results; [2] Adjusted operating income and margin are non-GAAP measures. Please see the Appendix to this presentation for a reconciliation to adjusted operating income as reported. [3] 2023-LTM Adjusted operating income and margin are as of Q2 2023. [4] 2023-YTD growth are as of Q2 2023 vs. same period in the prior year; [5] We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete.Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management's final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

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Q2 Earnings Update 19

20 1 Non-GAAP financial measure; refer to reconciliations of non-GAAP financial measures included in accompanying schedules; 2 Based on Q2 2023 basic and diluted weighted average common shares of 1,838mm (as of July 2, 2023, there were 1,915mm common shares outstanding); 3 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results. Preliminary Q2 2023 Financial Highlights3 Strong growth across the portfolio through value realization, innovation and improved supply Reported net sales increased 5.4% to $4.0 billion with organic growth1 of 7.7% Strong net sales and organic growth1 across segments and geographic regions Reported EPS2 $0.23 & adjusted EPS1,2 $0.32

Q2 20233 Net sales and organic growth 21 1 Non-GAAP financial measure; refer to reconciliations of non-GAAP financial measures included in accompanying schedules; 2 Value Realization reflects Price/Mix; 3 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results. • Value realization across the portfolio • Strong demand for pain care and cough, cold and flu care • Sequential share gains in Suncare Organic growth drivers Growth vs. 2022 5.4% 7.7% Reported Organic1 Organic growth1 drivers 9.4% (1.7%) Value realization Volume2

Q2 20233 Net sales and organic growth 22 1 Non-GAAP financial measure; refer to reconciliations of non-GAAP financial measures included in accompanying schedules; 2 Value Realization reflects Price/Mix; 3 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results. Self Care Skin Health and Beauty Essential Health 12.2% 14.2% Reported Organic 1.9% 3.4% Reported Organic 0.5% 3.8% Reported Organic Organic drivers Organic drivers Organic drivers +3.6% Volume +10.6% Value realization2 (3.2%) Volume +6.6% Value realization2 (6.9%) Volume +10.7% Value realization2

Q2 20233 EBITDA margin 23 1 Non-GAAP financial measure; refer to reconciliations of non-GAAP financial measures included in accompanying schedules; 2 Value Realization reflects Price/Mix; 3 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results. EBITDA margin1 24.6% 20.9% Q2 2022 Q2 2023 Adjusted EBITDA margin1 26.8% 24.5% Q2 2022 Q2 2023 Drivers 01 Value realization2 02 Supply chain productivity improvements 03 Continued input cost inflation 04 Negative impact of foreign currency 05 Incremental ongoing public company costs

Q2 20234 Net income and earnings per share 24 1 No interest expense in Q2 2022; 2 Non-GAAP financial measure; refer to reconciliations of non-GAAP financial measures included in accompanying schedules; 3 Based on Q2 2023 basic and diluted weighted average common shares of 1,838mm (as of July 2, 2023, there were 1,915mm common shares outstanding); 4 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results. Reported net income1 $604 $430 Q2 2022 Q2 2023 Adjusted net income1,2 $732 $581 Q2 2022 Q2 2023 Earnings per share3 $0.23 reported $0.32 Adjusted2

25 Commitment to disciplined capital stewardship Robust durable cash flow Invest in our iconic brands to grow profitably • Offset dilution from stock-based compensation • Evaluate opportunistically over time Share repurchases • Strong liquidity position and A1/A credit rating • Prudent management of debt levels Healthy balance sheet • Initiated quarterly cash dividend of $0.20 per share • Quarterly dividend policy will be a key element of capital allocation strategy Attractive dividend policy • Continue to evaluate growth and value enhancing opportunities • Disciplined approach selectively targeting tuck-in acquisitions Disciplined M&A

Our commitment to long-term value creation 26 Compelling total shareholder return Durable top- line growth Strong profitability Reliable cash flow generation Prudent financial policy Organic revenue growth competitive with category growth of 3 – 4%1 Adjusted earnings growth outpacing organic revenue growth Durable cash flow generation and strong cash flow conversion, consistent with history Disciplined capital allocation philosophy, healthy balance sheet, and attractive dividend payout ratio Our long-term targets 1 Represents expected growth of the consumer health market through 2025

Appendix Presentation footer if required

Reconciliation of Net cash flows from operating activities to Cash flow 28 Fiscal Year (Dollars in Millions) 2022 2021 2020 Net cash flows from operating activities $2,525 $334 $3,397 Purchases of property, plant, and equipment (375) (295) (229) Cash flow (non-GAAP) $2,150 $39 $3,168

Reconciliation of Gross profit to Adjusted gross profit 29 Fiscal Year Fiscal Three Months Ended1 Fiscal Six Months Ended1 (Dollars in Millions) 2022 2021 2020 2019 July 2, 2023 July 3, 2022 July 2, 2023 July 3, 2022 Gross profit $8,285 $8,419 $7,848 $7,662 $2,225 $2,158 $4,350 $4,114 Adjustments to components of Cost of sales: Restructuring expense 55 48 34 29 — 9 — 14 Amortization of intangible assets 348 414 415 344 80 89 161 182 Adjusted gross profit (non-GAAP) $8,688 $8,881 $8,297 $8,035 $2,305 $2,256 $4,511 $4,310 1 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

Reconciliation of Net income (loss) to Adjusted EBITDA

(Dollars in Millions)	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020	Fiscal Year 2019	Fiscal Three Months Ended[1] July 2, 2023	Fiscal Three Months Ended[1] July 3, 2022	Fiscal Six Months Ended[1] July 2, 2023	Fiscal Six Months Ended[1] July 3, 2022
Net income (loss)	$2,087	$2,031	$(879)	$1,435	$430	$604	$760	$1,132
Interest expense	—	—	—	—	53	—	54	—
Provision (benefit) for taxes	550	894	(137)	685	209	171	488	255
Depreciation and amortization	644	731	746	709	148	161	300	326
EBITDA (non-GAAP)	$3,281	$3,656	$(270)	$2,829	$840	$936	$1,602	$1,713
Adjustments:					—	—	—	—
Talc legal settlement and defense costs	—	154	4,029	446	—	—	—	—
Restructuring expense	100	117	66	122	—	24	—	38
Impairment of intangible assets	12	—	—	51	—	12	—	12
Unrealized loss (gain) on securities	—	(18)	—	(1)	—	—	7	—
Separation-related costs	213	—	—	—	102	49	200	59
VAT legal resolution	—	(74)	—	—	—	—	—	—
Gains on divestments	—	(25)	(50)	(71)	—	—	—	—
Gain on previously held equity investment in Dr. Ci:Labo	—	—	—	(275)	—	—	—	—
Impact of deferred markets on taxes and other	—	—	—	—	21	—	21	—
Other	—	—	—	—	20	—	20	—
Adjusted EBITDA (non-GAAP)	$3,606	$3,810	$3,775	$3,101	$983	$1,021	$1,850	$1,822

[1] We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management's final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

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Reconciliation of the change in Net sales to Organic growth

	Reported net sales change		Impact of foreign currency	Acquisitions and divestitures	Organic growth	
2022 vs. 2021						
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$387	6.9%	$226	—	$613	10.9%
Skin Health and Beauty	(191)	(4.2)	173	39	21	0.5
Essential Health	(300)	(6.2)	218	14	(68)	(1.4)
Total	$(104)	(0.7)%	$617	$53	$566	3.8%
2021 vs. 2020						
	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$408	7.8%	$(126)	—	$282	5.4%
Skin Health and Beauty	91	2.0	(46)	80	125	2.8
Essential Health	88	1.8	(36)	49	101	2.1
Total	$587	4.1%	$(208)	$129	$508	3.5%
2020 vs. 2019						
	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$415	8.6%	$45	—	$460	9.5%
Skin Health and Beauty	(158)	(3.4)	49	(21)	(130)	(2.8)
Essential Health	(114)	(2.3)	175	30	91	1.9
Total	$143	1.0%	$269	$9	$421	2.9%
Fiscal Three Months Ended July 2, 2023 vs. July 3, 2022[1]						
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$180	12.2%	$(30)	—	$210	14.2%
Skin Health and Beauty	21	1.9	(17)	—	38	3.4
Essential Health	6	0.5	(40)	—	46	3.8
Total	$207	5.4%	(87)	—	$294	7.7%
Fiscal Six Months Ended July 2, 2023 vs. July 3, 2022[1]						
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$355	12.1%	$(80)	—	$435	14.8%
Skin Health and Beauty	120	5.6	(52)	—	172	8.0
Essential Health	(6)	(0.3)	(97)	—	91	3.9
Total	$469	6.3%	$(229)	—	$698	9.4%

[1] We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management's final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

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Reconciliation of segment level Adjusted operating income 32 As reported adjusted operating income (Dollars in Millions) 2022 2021 2020 2019 Self Care $2,088 $1,952 $1,858 $1,501 Skin Health and Beauty 708 878 889 956 Essential Health 1,111 1,224 1,250 1,051 Total adjusted operating income $3,907 $4,054 $3,997 $3,508 Reconciliation to income (loss) before taxes: Depreciation and amortization (644) (731) (746) (709) Restructuring expense (100) (116) (82) (77) Other operating expense (income), net 23 (15) (3,871) (618) General corporate/unallocated (298) (272) (277) (258) Separation-related costs (213) — — — Total operating income (loss) $2,675 $2,920 $(979) $1,846 Interest expense, net — — — — Other expense (income), net 38 (5) 37 (274) Income (loss) before taxes $2,637 $2,925 $(1,016) $2,120

Reconciliation of segment level Adjusted operating income 33 Fiscal Three Months Ended2 Fiscal Six Months Ended2 (Dollars in Millions) July 2, 2023 July 3, 2022 July 2, 2023 July 3, 2022 Segment Net Sales Self Care $1,661 $1,481 $3,301 $2,946 Skin Health and Beauty 1,147 1,126 2,258 2,138 Essential Health 1,203 1,197 2,304 2,310 Total segment net sales $4.011 $3,084 $7,863 $7,394 Income before taxes $639 $775 $1,248 $1,387 Interest expense, net 53 — 54 — Other expense (income), net 10 (5) 40 (6) Operating income $702 $770 $1342 $1,381 Reconciliation to income (loss) before taxes: Depreciation and amortization 148 161 300 326 Separation-related costs 102 49 200 59 Restructuring expense1 — 24 — 38 Other operating expense (income), net 1 13 (16) 8 General corporate/unallocated expenses 74 64 143 116 Total Adjusted operating income $1,027 $1,081 $1,969 $1,928 Segment Adjusted operating income Self Care $576 $524 $1,158 $998 Skin Health and Beauty 201 243 350 370 Essential Health 250 314 461 560 Total Adjusted operating income $1,027 $1,081 $1,969 $1,928 1 Exclusive of the restructuring expense included in Other operating expense (income), net; 2 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

Reconciliation of Adjusted net income 34 Fiscal Three Months Ended1 Fiscal Six Months Ended1 (Dollars in Millions) July 2, 2023 July 3, 2022 July 2, 2023 July 3, 2022 Net income $430 $604 $760 $1,132 Adjustments: Restructuring expense — 24 — 38 Amortization of intangible asset 80 101 161 194 Unrealized loss on securities — — 7 — Separation-related cost 102 49 200 59 Intercompany interest income (33) — (33) — Other 26 — 26 — Tax adjustments: — — — — Tax impact on special item adjustments (24) (46) 90 (78) Adjusted Net income (loss) $581 $732 $1,211 $1,345 1 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results.

Reconciliation of Adjusted earnings per share 35 Fiscal Three Months Ended1 July 2, 2023 Earnings per share2 $0.23 Adjustments: Separation-related costs 0.06 Amortization and impairment of intangible assets 0.04 Interest income from related party note (0.02) Other 0.01 Adjusted earnings per share (non-GAAP)2 $0.32 1 We have provided certain preliminary results because our closing procedures for the fiscal quarter ended July 2, 2023 are not yet complete. Our actual results for the fiscal quarter ended July 2, 2023 remain subject to the completion of management’s final review and other closing procedures, or subsequent events, as well as the completion of the review of our financial statements. Accordingly, we caution you not to place undue reliance on our preliminary results, which may differ from actual results; 2 Based on Q2 2023 basic and diluted weighted average common shares of 1,838mm (as of July 2, 2023, there were 1,915mm shares outstanding)